UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                              Spartan Stores, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    846822104
                                 (CUSIP Number)

                              Michael Emanuel, Esq.
                          c/o Loeb Partners Corporation
                  61 Broadway, N.Y., N.Y., 10006 (212) 483-7047
 (Name, address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                 October 3, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with statement [ ]. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Partners Corporation

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               44,760 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY             33,695 Shares of Common stock
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            44,760 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                     33,695 Shares of Common stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           78,455 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.38%

14 TYPE OF REPORTING PERSON*
         CO, BD, IA


                                  SCHEDULE 13D
CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Arbitrage Fund

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS

         WC, O

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED            [  ]
     PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

NUMBER OF         7  SOLE VOTING POWER
SHARES               947,433 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            947,433 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -----

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             947,433 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           4.62%

14 TYPE OF REPORTING PERSON*
           PN, BD


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Loeb Offshore Fund Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               88,419 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                --------
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            88,419 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                         -------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          88,419 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.43%

14 TYPE OF REPORTING PERSON*
         CO


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Fund LP

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY
4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF         7  SOLE VOTING POWER
SHARES               124,264 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                  -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            124,264 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                          -----

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         124,264 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.60%

14 TYPE OF REPORTING PERSON*
         PN


                                  SCHEDULE 13D

CUSIP NO. 846822104

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Loeb Marathon Offshore Fund, Ltd.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [X]

                                                              (b) [ ]
3  SEC USE ONLY

4  SOURCE OF FUNDS*

         WC, O

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [    ]
    PURSUANT TO ITEMS 2(d) or 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF         7  SOLE VOTING POWER
SHARES               82,430 Shares of Common stock
BENEFICIALLY      8  SHARED VOTING POWER
OWNED BY                 -----
EACH              9  SOLE DISPOSITIVE POWER
REPORTING            82,430 Shares of Common stock
PERSON WITH      10  SHARED DISPOSITIVE POWER
                           -----
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         82,430 Shares of Common stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.40%

14 TYPE OF REPORTING PERSON*
         CO

Item 1.  Security and Issuer.
------   -------------------

This statement refers to the Common Stock of Spartan Stores, Inc., 850 76th Street Southwest, Grand Rapids, MI. 49518.

Item 2.  Identity and Background.
------   -----------------------

Loeb Arbitrage Fund ("LAF") is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., ("LAM"), a Delaware corporation. Its President is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation ("LPC") is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation ("LHC"), a Maryland corporation, is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., ("LOF") is a Cayman Islands exempted company. Loeb Offshore Management, LLC ("LOM") is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF. Gideon J. King and Thomas L. Kempner are Directors of LOF and Managers of LOM. Loeb Marathon Fund ("LMF") is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. ("LMOF") is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. The principal address of each of LAF, LAM, LPC, LHC, LOF, LOM, LMF and LMOF is 61 Broadway, New York, New York, 10006. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Compensation.
------    ------------------------------------------------

Shares of Common Stock were acquired by LAF, LPC, LMF, LOF and LMOF in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.   Purpose of Transaction.
------    ----------------------

LAF, LPC, LMF, LOF and LMOF ("Loeb") have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise). As previously reported, Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking further Board representation, making further proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Common Stock, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing its intention partially or entirely with respect to any and all matters referred to in Item 4. Loeb's current position with respect to the Issuer is reflected in the following letter that was sent to the Issuer's Board of Directors:

Attn: Board of Directors of Spartan Stores, Inc.

We are not satisfied with the practice of publicly ending an investigation of strategic alternatives before you tell owners that the company has commenced such a process. This approach is all too safe and cozy. This approach is perfect for an apathetic management team and board that seek to be sheltered from reasonable shareholder expectations. How could this board possibly end such a process in a genuine fashion without at least concluding that a dividend must be instituted or a self-tender effected? What is the present value of a financial instrument that will not be monetized or that does not yield anything to shareowners? Nothing. What is the value of free cash flow if acquisitions are highly risky with low margin expectations? Hard to say. Your investigation of ways to "enhance," not maximize value is not over. It can't be over until you use your free cash flow as a tool to create immediate value. It can't be over until you have presented your shareholders with the best offers for the company. Please tell your owners what the results of your sale process were. There should be nothing to hide from owners. Owners should have the right to decide if a given offer for the company is acceptable. A shroud of secrecy is not acceptable. Please respond to the following demands immediately.

We demand that the company conduct a fixed price tender offer for 20% of its shares at $13.50 per share. Additionally, we demand that the company institute a regular quarterly dividend of .125 cents (50 cents annually) beginning with the fourth quarter of fiscal year 2006. These are reasonable demands for many reasons. These actions would not create strain on the company balance sheet in any way. In fact, after spending approximately $57 million to effect such a tender, the company would have net debt to EBITDA of approximately 2x. Leverage would be reduced to 1.7x by the end of fiscal year 2007 even after $23 million of capital spending and the dividend payments of $9 million. Surely, any knowledgeable board member would agree that this is a reasonable amount of leverage. Our internal model shows that the tender would be accretive by 15 cents to fiscal year 2007 EPS, as the impact of the reduced shares outstanding far outweighs the impact of higher interest costs. We are aware that you may need to seek waivers from your lenders to effect such a transaction and we have factored in a slightly higher interest cost.

At $11 per share and pro-forma for the self-tender the company would be trading at a P/E multiple of 9x and an EV/EBITDA multiple of 4.7x using our projected figures for fiscal year 2007. The company would have a dividend yield of 4.5% and a free cash flow yield (pre dividend) of 11%. No bankers are needed for simple logic. A caring board is all that is required to pluck low-hanging fruit. If your stock languishes it is your fault and your miscarriage of duty. Exploit your free cash flow for the benefit of owners. Stop crafting press releases to avoid legal problems.

Our proposal will go some distance towards satisfying your owners in full. Those that subscribe to your long term and somewhat vague plan of creating value may not tender their shares and yet still look forward to a steady and sizeable dividend. Those that doubt, as we do, your long term plan in the absence of payouts to shareholders, will at least feel rewarded by access to the free cash flow and balance sheet that are Spartan's most positive characteristics. We will not go away until you reward us with access to our cash flows. It is problematic in our view that we own more stock than the board and management combined and we are ignored. The results of your investigation are hard to believe, as any "investigation" would result in the least, in the absence of a sale of the company (which we believe still possible), in dividends and buybacks. Despite all the legal steps you have taken to protect management and the board, you have failed in discharging your fiduciary duties because the most elemental steps have been ignored in your evaluation of "enhancing" shareholder value. Again, we will not go away, and if the board of Spartan does not take care of the basics, we will use the shareholder proposal process to gain access to the cash flows that are rightfully ours; we think any reasonable shareholder will vote for buybacks and dividends that do not in any way put the company at risk financially. The math is so simple and attractive. Break your streak of ignoring your owners and create value by instituting our plan. Creating value is why you are paid substantial sums of money, and right now you are not earning your pay, which is another issue to be taken up at the appropriate time. As always, we are open to a productive conversation and/or meeting with management and the board. Further, we are open to conversations with your banker.

Loeb Partners Corporation

By:_____________________________
Gideon J. King

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

(a)The persons reporting hereby owned the following shares of Common Stock as of September 7, 2005. Shares of Common Stock


Loeb Arbitrage Fund                           947,433
Loeb Partners Corporation*                     78,455
Loeb Offshore Fund Ltd.                        88,419
Loeb Marathon Fund LP                         124,264
Loeb Marathon Offshore Fund, Ltd.              82,430
                                            -----------
                                            1,321,001

The total shares of Common Stock constitute 6.44% of the 20,516,000 outstanding shares of Common Stock as reported by the Issuer.
-------------------------
*Including shares of Common Stock purchased and sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b) Loeb Arbitrage Fund has the sole power to direct the vote and the sole power to direct the disposition of the 947,433 shares of Common Stock that may be deemed to be beneficially owned by it. Loeb Partners Corporation has the sole power to direct the vote and the sole power to direct the disposition of 44,760 shares of Common Stock that may be deemed to be beneficially owned by it and shared power to direct the vote and direct the disposition of 33,695 shares of Common Stock that may be deemed to be beneficially owned by it.* Loeb Offshore Fund Ltd. has the sole power to direct the vote and the sole power to direct the disposition of the 88,419 shares of Common Stock that may be deemed to be beneficially owned by it. Loeb Marathon Fund LP has the sole power to direct the vote and the sole power to direct the disposition of the 124,264 shares of Common Stock that may be deemed to be beneficially owned by it. Loeb Marathon Offshore Fund, Ltd. has the sole power to direct the vote and the sole power to direct the disposition of the 82,430 shares of Common Stock that may be deemed to be beneficially owned by it.
-------------------------
*Power is shared with respect to shares of Common Stock purchased and sold for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(c) The following purchases and sales of Common Stock have been made since Loeb's last filing on September 26, 2005:

        None.

All reported transactions were effected on Nasdaq.

(d) Not applicable.

(e). Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

                  None.

Item 7.  Materials to be Filed as Exhibits.

                  Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2005                           Loeb Partners Corporation


                                      By: /s/ Gideon J. King
                                              Executive Vice President



October 3, 2005                            Loeb Arbitrage Fund
                                       By: Loeb Arbitrage Management, Inc., G.P.


                                       By: /s/ Gideon J. King
                                               President

October 3, 2005                             Loeb Offshore Fund Ltd.



                                       By: /s/ Gideon J. King
                                                Director

October 3, 2005                              Loeb Marathon Fund LP
                                      By: Loeb Arbitrage Management, Inc., G.P.


                                       By: /s/ Gideon J. King
                                               President

October 3, 2005                            Loeb Marathon Offshore Fund


                                       By: /s/ Gideon J. King
                                               Director